UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 515th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2026

1. DATE, TIME AND VENUE: On February 12, 2026, at 12:00 p.m. (São Paulo local time), at the headquarter of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, 32nd floor, Vivo Tudo room, Cidade Monções, city of São Paulo, state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. All members of the Board of Directors were present and subscribed to these minutes, establishing, therefore, quorum according to the Company’s Bylaws for instating the meeting. The Board member Mr. Francisco Javier de Paz Mancho was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by means of a voting delegation. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary; and the presenters individually appointed for the matters listed below, whose participation was restricted to the time allocated for the consideration of their respective topics.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the present members of the Board of Directors unanimously decided as follows:

4.1. Proposal for the Declaration of Interest on Capital: The proposal for a declaration of interest on capital by the Company (“IoC”) was approved, based on the balance sheet of January 31, 2026, in the gross amount of R$325,000,000.00, corresponding to R$268,125,000.00 net of income withholding income tax. The gross amount of IoC per share is equivalent to R$0.101702138561, of which R$0.083904264311 net of income tax.

The IoC credit will be individually allocated to each shareholder, based on the shareholding position recorded by the Company at the end of February 23, 2026. After this date, the shares will be considered “ex-IoC.”

1 Value per share calculated based on the shareholding position of January 31, 2026. Given the Company’s Share Buyback Program in effect, the value per share may be subject to change, considering the Company’s shareholding position to be verified on February 23, 2026.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 515th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2026

The net value of the IoC will be attributed to the mandatory dividend for the fiscal year ending on December 31, 2026, ad referendum to the Ordinary General Meeting of the Company’s Shareholders to be held in 2027, and the payment will be made by April 30, 2027, with the date to be duly set by the Company’s Board of Directors.

4.2. Resignation of a member of the Company’s Board of Directors: The Board Members took note of the resignation submitted on this date by Mr. Francisco Javier de Paz Mancho from the positions of member of the Board of Directors and member of the Company’s Nominations, Compensation and Corporate Governance Committee, effective as of February 13, 2026, pursuant to the Resignation Letter, which will be filed at the Company’s headquarters and is attached hereto as Annex A. The members of the Board of Directors expressed their gratitude to Mr. Francisco Javier de Paz Mancho for the relevant services rendered to the Company in the performance of such roles, always with the utmost dedication and professionalism, and wished him continued success.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, February 12, 2026. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho (represented by Eduardo Navarro de Carvalho through voting delegation); Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 515th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 12, 2026

I hereby certify that these minutes are a faithful copy of the minutes of the 515th Meeting of the Board of Directors of Telefônica Brasil S.A., held on February 12, 2026, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 12, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director